Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway Financial Services Inc. - Conference Call & Webcast

    TORONTO, Dec. 28 /CNW/ - Shaun Jackson, recently appointed President &
CEO, of Kingsway Financial Services Inc., will host a conference call on
January 2, 2008. The purpose of the call is to give Mr. Jackson an opportunity to comment on his outlook for the Company for 2008 and to answer any questions regarding the Company's December 18, 2007 announcement of an expected reserve increase at its Lincoln General ("Lincoln") subsidiary in the fourth quarter of 2007.

    Date: Wednesday, January 2, 2008
    Time: 4:00 p.m. (EST)
    Dial-in Number: 1-800-733-7571

    We invite you to participate via conference call. Please dial
1-800-733-7571 about five minutes before the start of the call.

    For the question-and-answer period. Participants simply press "(x)"
followed by "1" on a touch-tone phone to register their request to ask a question. The conference call operator is immediately notified of all requests in the order in which they are made. The operator will then introduce each questioner to the chair speakers. If you would like to cancel a request, press
"(x)" followed by "2".

    For those unable to participate, a taped rebroadcast will be available upon completion of the meeting until January 16th, 2008, at midnight. To access the rebroadcast, please dial 1-877-289-8525. The reservation number is
21258314No.. The conference call will be broadcast live and archived for 90 days at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2130040.

    You may also link to the broadcast through our website at
www.kingsway-financial.com.

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 18:47e 28-DEC-07